UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Global Employment Holdings, Inc.
(Name of Issuer)
Common Stock, $.001 par value per share
(Title of Class of Securities)
378971105
(CUSIP Number)
Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
September 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	378971105

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only)
Victory Park Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		37,084,692*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10.	SHARED DISPOSITIVE POWER

37,084,692*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,084,692*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

85.85%

14.	TYPE OF REPORTING PERSON

OO
* Excludes 3,442,486 shares of common stock, par value $.001 per share (the “Common Stock”) of Global Employment Holdings, Inc. (the “Issuer”) issuable to the Reporting Persons upon conversion of convertible Series A preferred stock (the “Series A Preferred Stock”) of the Issuer, which Series A Preferred Stock is subject to so-called “blocker” provisions prohibiting the holder from converting the Series A Preferred Stock to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock. Includes (i) 19,760,212 shares of Common Stock of the Issuer issuable to the Reporting Persons upon the exercise of the balance of the Transaction 1 Warrant (as defined in Item 1 below) and (ii) 5,883,048 shares of Common Stock beneficially owned by the parties who may be deemed to constitute a group with the Reporting Persons, as described in Item 6 below (the Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by such parties).

CUSIP No.	378971105

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only)
Victory Park Credit Opportunities Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		37,084,692*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10.	SHARED DISPOSITIVE POWER

37,084,692*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,084,692*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

85.85%

14.	TYPE OF REPORTING PERSON

OO
* Excludes 3,442,486 shares of Common Stock issuable to the Reporting Persons upon conversion of Series A Preferred Stock, which Series A Preferred Stock is subject to so-called “blocker” provisions prohibiting the holder from converting the Series A Preferred Stock to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock. Includes (i) 19,760,212 shares of Common Stock issuable to the Reporting Persons upon the exercise of the balance of the Transaction 1 Warrant (as defined in Item 1 below) and (ii) 5,883,048 shares of Common Stock beneficially owned by the parties who may be deemed to constitute a group with the Reporting Persons, as described in Item 6 below (the Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by such parties).

CUSIP No.	378971105

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only)
Jacob Capital, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7.	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		37,084,692*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10.	SHARED DISPOSITIVE POWER

37,084,692*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,084,692*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

85.85%

14.	TYPE OF REPORTING PERSON

OO
* Excludes 3,442,486 shares of Common Stock issuable to the Reporting Persons upon conversion of Series A Preferred Stock, which Series A Preferred Stock is subject to so-called “blocker” provisions prohibiting the holder from converting the Series A Preferred Stock to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock. Includes (i) 19,760,212 shares of Common Stock issuable to the Reporting Persons upon the exercise of the balance of the Transaction 1 Warrant (as defined in Item 1 below) and (ii) 5,883,048 shares of Common Stock beneficially owned by the parties who may be deemed to constitute a group with the Reporting Persons, as described in Item 6 below (the Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by such parties).

CUSIP No.	378971105

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only)
Richard Levy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		37,084,692*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10.	SHARED DISPOSITIVE POWER

37,084,692*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,084,692*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

85.85%

14.	TYPE OF REPORTING PERSON

IN
* Excludes 3,442,486 shares of Common Stock issuable to the Reporting Persons upon conversion of Series A Preferred Stock, which Series A Preferred Stock is subject to so-called “blocker” provisions prohibiting the holder from converting the Series A Preferred Stock to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock. Includes (i) 19,760,212 shares of Common Stock issuable to the Reporting Persons upon the exercise of the balance of the Transaction 1 Warrant (as defined in Item 1 below) and (ii) 5,883,048 shares of Common Stock beneficially owned by the parties who may be deemed to constitute a group with the Reporting Persons, as described in Item 6 below (the Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by such parties).

Item 1. Security and Issuer
     This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the common stock, par value $.001 per share (the “Common Stock”), of Global Employment Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 10375 Park Meadows Drive, Suite 375, Lone Tree, Colorado 80124. This Amendment amends and supplements, as set forth below, the information contained in Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D filed by the Reporting Persons with respect to the Issuer on April 27, 2009, as amended by Amendment No. 1 filed on August 3, 2009 and Amendment No. 2 filed on August 18, 2009 (as amended, the “Schedule 13D”). All capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 3, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 3.
     As of October 2, 2009, the Reporting Persons may be deemed to beneficially own an aggregate of 37,084,692 shares of Common Stock (the “Subject Shares”), representing approximately 85.85% of the outstanding Common Stock. The Subject Shares include 5,883,048 shares of Common Stock beneficially owned by the parties who may be deemed to constitute a group with the Reporting Persons, as described in Item 6 below. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by such parties.
     The Subject Shares also include 19,760,212 shares of Common Stock that the Reporting Persons have the right to acquire upon exercise of the balance of a Warrant to Purchase Common Stock described in Amendment No. 2 (the “Transaction 1 Warrant”). The Transaction 1 Warrant was amended to provide that it is exercisable for 11% of the pro forma Common Stock outstanding after giving effect to the “Restructuring” of the Issuer pursuant to the Restructuring Support Agreement attached as Exhibit 2 hereto. Following such amendment, the Reporting Persons exercised the Transaction 1 Warrant in part for an aggregate of 9,556,905.09 shares of Common Stock. After giving effect to such partial exercise, the balance of the Transaction 1 Warrant may be exercised to purchase up to 19,760,212 additional shares of Common Stock.
     The Subject Shares do not include 3,442,468 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) held by the Reporting Persons. The Series A Preferred Stock is subject to so-called “blocker” provisions prohibiting the holders from converting the Series A Preferred Stock to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock. Accordingly, based on the number of outstanding shares of Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 5, 2009 (the “Form 10-Q”), the Reporting Persons may not currently convert their shares of Series A Preferred Stock.

Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is amended and supplemented to add the following:
     On September 30, 2009, the Reporting Persons and all other holders of Notes, pursuant to the terms of the Senior Secured Convertible Notes Amendment and Conversion Agreement, converted 60% of the aggregate outstanding principal amount of the Notes for newly-designated shares of Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), which shares Series B Preferred Stock are convertible into shares of Common Stock when certain conditions are satisfied, as described below, and amended and restated the terms and conditions of the remaining Notes to, among other things, remove the conversion feature. A copy of the Senior Secured Convertible Notes Amendment and Conversion Agreement is attached as Exhibit 3 and is incorporated herein by reference.
     Immediately following the amendment and restatement of the remaining Notes and as contemplated by the Proposal described in Amendment No. 1, on the terms of the Senior Term Loan Exchange Agreement, the Reporting Persons converted their interest in the Term Loans into senior secured notes of the Issuer (the “New Notes”) that are subordinate to the indebtedness incurred under the Issuer’s existing Credit and Security Agreement and have the same terms as the amended and restated notes described in the immediately preceding paragraph. A copy of the Senior Term Loan Exchange Agreement is attached as Exhibit 4 and is incorporated herein by reference.
     In connection with such transactions, the Reporting Persons also exercised (i) the Third Party Warrant in full for an aggregate of 99,000 shares of Common Stock pursuant thereto, and (ii) the Transaction 1 Warrant in part for an aggregate of 9,556,905 shares of Common Stock. Based on the number of shares of Common Stock outstanding immediately following the consummation of the transactions described in this Amendment No. 3, the balance of the Transaction 1 Warrant remains exercisable for an aggregate of 19,760,212 shares of Common Stock.
     Concurrent with the consummation of the transactions described above, Victory Park Credit Opportunities Master Fund, Ltd. entered into a Shareholders Agreement with the Issuer and the holders of the Series A Preferred Stock and the Series B Preferred Stock. Among other things, the Shareholders Agreement provides that the parties thereto shall vote for up to three directors of the Issuer nominated by the Reporting Persons. A copy of the Shareholders Agreement is attached as Exhibit 5 and is incorporated herein by reference
     In connection with such transactions, the Reporting Persons and all other holders of Series A Preferred Stock, pursuant to the terms of the Series A Convertible Preferred Stock Amendment and Conversion Agreement (the “Series A Conversion Agreement”), agreed to amend the terms of the Series A Preferred Stock to provide for conversion into Series B Preferred Stock, and upon receipt of the requisite stockholder approval, to convert all outstanding shares of Series A Preferred Stock into shares of Series B Preferred Stock. Each share of Series B Preferred Stock is convertible into 1000 shares of

Common Stock, subject to adjustments to the conversion price. The closing of the conversion of Series A Preferred Stock into Series B Preferred Stock is referred to as the “Second Closing”. In connection with the Series A Conversion Agreement, the holders of Series A Preferred Stock agreed to waive certain rights and privileges associated with the Series A Preferred Stock until the earlier of: (i) termination of the Series A Conversion Agreement and (ii) the Second Closing. A copy of the Series A Conversion Agreement is attached as Exhibit 6 and is incorporated herein by reference.
     The Second Closing is subject to the approval of the holders of the Company’s Common Stock in order to (1) amend the terms of the Series A Preferred Stock to provide for conversion into Series B Preferred Stock and (2) amend the Issuer’s Certificate of Incorporation so that there is a sufficient number of shares of Common Stock authorized by the Issuer to allow full conversion of all outstanding shares of Series B Preferred Stock (the “Charter Amendment”) into Common Stock. The Reporting Persons and the other parties to the Shareholders Agreement have agreed to vote all shares of Common Stock held by them in favor of these amendments. Because the parties to the Shareholders Agreement hold approximately 85.85% of the outstanding Common Stock, approval of the amendments is assumed. Furthermore, pursuant to the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Global Employment Holdings, Inc. (the “Series B Preferred Stock Certificate of Designation”), the Series B Preferred Stock shall not be convertible into shares of Common Stock until the earlier of: (i) the later to occur of (a) the Charter Amendment, and (b) the date that the Issuer is notified that the Florida Department of Business and Professional Regulation’s Board of Employee Leasing Companies has approved the Issuer’s Application for Certificate of Approval for Change of Ownership, and (ii) immediately prior to, and in connection with, the consummation of a fundamental transaction involving the Issuer. Accordingly, until such time as the Series B Preferred Stock is convertible into shares of Common Stock, the Series B Preferred Stock does not constitute beneficial ownership of the Common Stock. A copy of the Series B Preferred Stock Certificate of Designation is attached as Exhibit 7 and is incorporated herein by reference.
      On October 2, 2009, pursuant to the Stock Purchase Agreement, by and among Lakeview Master Fund and Victory Park Credit Opportunities Master Fund, Ltd. (the “Lakeview Stock Purchase Agreement No. 1”), the Stock Purchase Agreement, by and among Lakeview Fund LP and Victory Park Credit Opportunities Master Fund, Ltd. (the “Lakeview Stock Purchase Agreement No. 2”) and the Stock Purchase Agreement, by and among Diamond Opportunity Fund, LLC and Victory Park Credit Opportunities Master Fund, Ltd. (the “Diamond Stock Purchase Agreement”), the Reporting Persons purchased an aggregate of 600 shares of Series A Preferred Stock from Lakeview Fund, LP and Lakeview Master Fund Ltd. and 300 shares of Series A Preferred Stock from Diamond Opportunity Fund, LLC. Such shares of Series A Preferred Stock are, subject to the blocker provisions, convertible into an aggregate of 283,064 shares of Common Stock. The Lakeview Stock Purchase Agreement No. 1, the Lakeview Stock Purchase Agreement No. 2 and the Diamond Stock Purchase Agreement are attached as Exhibit 8, Exhibit 9 and Exhibit 10, respectively, and are incorporated herein by reference.
     Following the consummation of the transactions described above, including the Second Closing and subject to the contingencies set forth in the Series B Preferred Stock Certificate of Designation (as defined below), the Reporting Persons will beneficially own approximately 98.69% of the Common Stock, including 22,159,842 shares of Common Stock beneficially owned by other equityholders of the Issuer who may be deemed to be a group with the Reporting Persons, as described in Item 6. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by such other equityholders.
     The Reporting Persons continuously review their investment in the Issuer and reserve the right to change their plans and intentions at any time, as they deem appropriate, and to take any and all actions that they deem appropriate to maximize the value of their investment. The Reporting Persons have sought and may in the future seek the views of, hold discussions with and respond to inquiries from the Issuer’s lenders, shareholders, and/or the board of directors, officers or representatives of the Issuer, as well as other persons, regarding potential strategic alternatives for the Issuer. In connection with any such strategic alternatives and other plans or proposals that the Reporting Persons may develop, the Reporting Persons may make and negotiate proposals to and with the Issuer and/or such other persons concerning potential strategic alternatives, and may enter into agreements, including agreements to provide equity or debt financing, with the Issuer and/or such other persons in connection with those negotiations and proposals. Such discussions may include one or more actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended and supplemented to add the following:
(a), (b) The Subject Shares, as described in Item 1 above, represent approximately 85.85% of the Common Stock outstanding.
(c) Except for the transactions described herein or in the Schedule 13D, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the past 60 days.
Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.
     In connection with the transactions described in Item 4, Victory Park Credit Opportunities Master Fund, Ltd., a Reporting Person, entered into the Shareholders Agreement with the Issuer, the holders of Series A Preferred Stock and Series B Preferred Stock, and Howard Brill, CEO of the Issuer. The Shareholders Agreement is attached to this Amendment No. 3 as Exhibit 5 and is incorporated herein by reference. The Shareholders Agreement provides, among other things, that the parties thereto shall vote their securities to elect the members of the Issuer’s board of directors as designated in the Shareholders Agreement, which permits the Reporting Persons to designate a majority of the Issuer’s board of directors. Furthermore, the Shareholders Agreement provides certain restrictions on the transfer of securities, including a right of first refusal that may be exercised by the Reporting Persons, “tag-along” rights and “drag-along” rights. Finally, pursuant to the Shareholders Agreement, certain parties thereto are entitled to registration rights. In light of the terms of the Shareholders Agreement, the parties to the Shareholders Agreement may be deemed to constitute a group for purposes of this Schedule 13D. Accordingly, for purposes of filing this Amendment No. 3, the Reporting Persons have included in their calculation of beneficial ownership those shares of Common Stock beneficially owned by the other parties to the Shareholders Agreement, to the extent known to the Reporting Persons. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by such other parties. The Reporting Persons have not, however, agreed to any obligation to jointly file this Schedule 13D and take no responsibility for other filings that may be made by any other party to the Shareholders Agreement.
Item 7. Material to Be Filed as Exhibits
1.	Joint Filing Agreement, dated as of October 9, 2009, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

2.	Restructuring Support Agreement, dated as of September 30, 2009, by and among the Issuer, the subsidiaries of the Issuer, certain Reporting Persons, all other holders of Notes, all other holders of Series A Preferred Stock and Howard Brill.

3.	Senior Secured Convertible Notes Amendment and Conversion Agreement, dated as of September 30, 2009, by and among the Issuer, certain Reporting Persons and all other holders of Notes.

4.	Senior Term Loan Exchange Agreement, dated as of September 30, 2009, by and among the Issuer, the subsidiaries of the Issuer and certain Reporting Persons.

5.	Shareholders Agreement, dated as of September 30, 2009, by and among the Issuer, certain Reporting Persons, all other holders of Series A Preferred Stock and all other holders of Series B Preferred Stock.

6.	Series A Convertible Preferred Stock Amendment and Conversion Agreement, dated as of September 30, 2009, by and among the Issuer, certain Reporting Persons and all other holders of Series A Preferred Stock.

7.	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Global Employment Holdings, Inc. dated as of September 30, 2009.

8.	Stock Purchase Agreement, dated as of September 30, 2009, by and among Lakeview Master Fund and Victory Park Credit Opportunities Master Fund, Ltd.

9.	Stock Purchase Agreement, dated as of September 30, 2009, by and among Lakeview Fund LP and Victory Park Credit Opportunities Master Fund, Ltd.

10.	Stock Purchase Agreement, dated as of September 30, 2009, by and among Diamond Opportunity Fund, LLC and Victory Park Credit Opportunities Master Fund, Ltd.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 9, 2009

VICTORY PARK CAPITAL ADVISORS, LLC
By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Sole Member

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD.
By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Attorney-in-Fact

JACOB CAPITAL, L.L.C.
By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Sole Member

RICHARD LEVY
/s/ Richard Levy
Richard Levy

EXHIBIT INDEX
1.	Joint Filing Agreement, dated as of October 9, 2009, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

2.	Restructuring Support Agreement, dated as of September 30, 2009, by and among the Issuer, the subsidiaries of the Issuer, certain Reporting Persons, all other holders of Notes, all other holders of Series A Preferred Stock and Howard Brill.

3.	Senior Secured Convertible Notes Amendment and Conversion Agreement, dated as of September 30, 2009, by and among the Issuer, certain Reporting Persons and all other holders of Notes.

4.	Senior Term Loan Exchange Agreement, dated as of September 30, 2009, by and among the Issuer, the subsidiaries of the Issuer and certain Reporting Persons.

5.	Shareholders Agreement, dated as of September 30, 2009, by and among the Issuer, certain Reporting Persons, all other holders of Series A Preferred Stock and all other holders of Series B Preferred Stock.

6.	Series A Convertible Preferred Stock Amendment and Conversion Agreement, dated as of September 30, 2009, by and among the Issuer, certain Reporting Persons and all other holders of Series A Preferred Stock.

7.	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Global Employment Holdings, Inc. dated as of September 30, 2009.

8.	Stock Purchase Agreement, dated as of September 30, 2009, by and among Lakeview Master Fund and Victory Park Credit Opportunities Master Fund, Ltd.

9.	Stock Purchase Agreement, dated as of September 30, 2009, by and among Lakeview Fund LP and Victory Park Credit Opportunities Master Fund, Ltd.

10.	Stock Purchase Agreement, dated as of September 30, 2009, by and among Diamond Opportunity Fund, LLC and Victory Park Credit Opportunities Master Fund, Ltd.

EI-1